Filed pursuant to Rule 424(b)(3)

File No. 333-239577

Primark Private Equity Investments Fund

(the “Fund”)

Class I Shares

Class II Shares

Supplement dated June 8, 2022 to the Prospectus and Statement of Additional Information (“SAI”) each dated July 29, 2021 and as supplemented from time to time

On May 27, 2022, the Board of Trustees of the Fund approved the appointment of Meketa Investment Group, Inc. (“Meketa”) as a sub-adviser to the Fund pursuant to a sub-advisory agreement between Primark Advisors LLC and Meketa (the “Sub-Advisory Agreement”). The appointment of Meketa is contingent upon the affirmative vote of shareholders of the Fund of the Sub-Advisory Agreement. Full descriptions of the proposal to approve the Sub-Advisory Agreement will be contained in a proxy statement expected to be mailed on or about June 22, 2022 to shareholders of record of the Fund on May 31, 2022.

Additionally, effective June 10, 2022, Mark Sunderhuse will resign from his role as portfolio manager of the Fund and Michael Bell will become the sole portfolio manager of the Fund. Accordingly, effective June 10, 2022, all references to Mark Sunderhuse in the Prospectus and SAI are hereby deleted. If shareholders approve the appointment of Meketa as a sub-adviser to the Fund, Michael Bell will no longer be a portfolio manager to the Fund upon the effective date of the Sub-Advisory Agreement.

In connection with the appointment of Meketa, it is expected that the Fund’s investment strategies will change to reflect that the Fund may invest up to 20% of its net assets at the time of investment in private credit instruments of companies (including, senior, subordinated, second lien, mezzanine, bonds or collateralized loans). Such instruments may include investments in distressed companies.

Investments in distressed bonds are speculative and involve substantial risks in addition to the risks of investing in high-yield debt securities. The anticipated transaction regarding these instruments may be unsuccessful, take considerable time or result in a distribution of cash or a new security or obligation in exchange for the distressed debt obligations, the value of which may be less than the Fund’s purchase price of such debt obligations. The Fund also may incur expenses trying to protect its interests in distressed debt. Additionally, the prices of distressed bonds are likely to be more sensitive to adverse economic changes or individual issuer developments than the prices of higher rated securities. During an economic downturn or substantial period of rising interest rates, distressed debt issuers may experience financial stress that would adversely affect their ability to service their principal and interest payment obligations, to meet their projected business goals, or to obtain additional financing. Moreover, it is unlikely that a liquid market will exist for the Fund to sell its holdings in distressed debt securities. If the Fund and other accounts managed by the Sub-Adviser invest in different parts of an issuer’s capital structure and the issuer encounters financial problems, decisions over the terms of any restructuring or workout are likely to raise conflicts of interest. The Fund may take actions adverse to other accounts or, to minimize such conflicts, may avoid making certain investments or taking certain actions, which could have the effect of limiting the Fund’s investment opportunities. Similarly, other accounts managed by the Sub-Adviser may take actions adverse to the Fund.

Furthermore, over time and during normal market conditions, it is generally not expected that the Fund will hold more than 15% of its net assets in cash or cash equivalents for extended periods of time.

Effective June 10, 2022, the following changes are made to the Prospectus and SAI of the Fund.

1.	In the Prospectus at page 35, the sub-section titled “Management of the Fund – Management Team – Primark” is replaced in its entirety as follows:

Michael Bell is primarily responsible for the day-to-day management of the Fund. Michael Bell is a Managing Director of Primark. He is also president of Forum Capital Advisors LLC. Prior to Primark, Michael built, and was the CEO for a $12B RIA managing more than 30 investment strategies and a $10B liquid alternative mutual fund complex that launched more than 50 alternative funds. Most recently he purchased, grew and sold a family office-backed $6B RIA. Also, prior to 1999, he specialized as a corporate finance attorney for Latham & Watkins and was a CPA for KPMG. He holds a BS in Commerce from the University of Virginia and a JD from West Virginia University

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of securities in the Fund.

2.	In the SAI beginning at page 16, the sections titled “Other Accounts Managed by the Portfolio Managers” and “Management Team Ownership of Securities in the Fund” are replaced in their entirety as follows:

Other Accounts Managed by the Portfolio Manager

The table below identifies the number of accounts for which the Portfolio Managers have day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts, as of March 24, 2022.

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Portfolio Manager	Number of Accounts(1)	Total Assets	Number of Accounts	Total Assets	Number of Accounts	Total Assets
Michael Bell(2)	1	$93.9m	0	0	1	$93.0m

(1) Includes the Fund.

(2) Appointed as a portfolio manager of the Fund effective June 10, 2022.

The table below identifies the number of accounts for which the Portfolio Managers have day-to-day management responsibilities and the total assets in such accounts with respect to which the advisory fee is based on the performance of the account, within each of the following categories: registered investment companies, other pooled investment vehicles, and other accounts, as of March 31, 2022.

	Registered Investment Companies for which the Adviser/Sub-Adviser receives a performance-based fee		Other Pooled Investment Vehicles managed for which the Adviser/Sub-Adviser receives a performance-based fee		Other Accounts managed for which the Adviser/Sub-Adviser receives a performance-based fee
Portfolio Manager	Number of Accounts	Total Assets	Number of Accounts	Total Assets	Number of Accounts	Total Assets
Michael Bell(1)	0	$0	0	$0	0	$0

(1) Appointed as a portfolio manager of the Fund effective June 10, 2022.

Portfolio Manager Ownership of Securities in the Fund

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund(1)
Michael Bell(2)	$500,001–$1,000,000

(1) As of May 23, 2022. Includes direct ownership as well as beneficial ownership through the Adviser’s investments in the Fund.

(2) Appointed as a portfolio manager of the Fund effective June 10, 2022.

This Supplement should be read in conjunction with the Fund’s Prospectus and SAI. This Supplement, and the Prospectus and SAI, each dated July 29, 2021, as supplemented from time to time, provide relevant information for all shareholders and should be retained for future reference. The Prospectus and SAI have been filed with the Securities and Exchange Commission and are incorporated herein by reference. These can be obtained without charge by calling 1-877-792-0924.